Exhibit 4.1
CERTIFICATE OF AMENDMENT
TO THE
THIRD RESTATED CERTIFICATE OF INCORPORATION
OF
RRI ENERGY, INC.
Pursuant to Section 242 of the General
Corporation Law of the State of Delaware
RRI Energy, Inc., a Delaware corporation (hereinafter called the “Corporation”), does hereby certify as follows:
FIRST: Article FIRST of the Corporation’s Certificate of Incorporation is hereby amended to read in its entirety as set forth below:
FIRST: The name of the corporation is GenOn Energy, Inc. (hereinafter the “Corporation”).
SECOND: The foregoing amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.
IN WITNESS WHEREOF, the Corporation has caused this Certificate to be duly executed in its corporate name this 3rd day of December, 2010.

By:	/s/ Michael L. Jines
	Name:	Michael L. Jines
	Title:	Executive Vice President, General Counsel and Corporate Secretary and Chief Compliance Officer